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Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(In thousands, except ratios)

	Six Months Ended June 30,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income (loss) before income taxes	$(140,441)	$68,968	$(1,380,378)	$(67,066)	$5,399	$3,412	$(74,730)
Adjustments:
Equity investment (income) loss	(243)	(44)	(97)	(373)	—	—	—
Interest capitalized	(89,059)	(106,351)	(203,993)	(53,492)	—	—	—

Income (loss) before income taxes, as adjusted	$(229,743)	$(37,427)	$(1,584,468)	$(120,931)	$5,399	$3,412	$(74,730)
Fixed charges	159,544	120,060	262,046	86,589	17,808	23,087	19,021

Total earnings	$(70,199)	$82,633	$(1,322,422)	$(34,342)	$23,207	$26,499	$(55,709)

Fixed charges:
Interest expense and amortization of finance costs	$158,237	$118,600	$259,159	$85,372	$17,373	$22,655	$18,590
Rental expense representative of interest factor	1,307	1,460	2,887	1,217	435	432	431

Total fixed charges	$159,544	$120,060	$262,046	$86,589	$17,808	$23,087	$19,021

Ratio of earnings to fixed charges	— (1)	— (3)	— (5)	— (6)	1.3	1.1	— (8)

Total fixed charges	$159,544	$120,060	$262,046	$86,589	$17,808	$23,087	$19,021
Pre-tax preferred dividend requirements	10,815	1,160	12,132	110,075	—	—	—

Total fixed charges plus preference dividends	$170,359	$121,220	$274,178	$196,664	$17,808	$23,087	$19,021

Ratio of earnings to combined fixed charges and preference dividends	— (2)	— (4)	— (5)	— (7)	1.3	1.1	— (8)

(1)
Due to the Company's "Loss before income taxes, as adjusted" for the six months ended June 30, 2014, the ratio coverage was less than 1:1. The Company must generate additional earnings of $229.7 million to achieve a coverage ratio of 1:1.

(2)
Due to the Company's "Loss before income taxes, as adjusted" for the six months ended June 30, 2014, the ratio coverage was less than 1:1. The Company must generate additional earnings of $240.6 million to achieve a coverage ratio of 1:1.

(3)
Due to the Company's "Loss before income taxes, as adjusted" for the six months ended June 30, 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $37.4 million to achieve a coverage ratio of 1:1.

(4)
Due to the Company's "Loss before income taxes, as adjusted" for the six months ended June 30, 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $38.6 million to achieve a coverage ratio of 1:1.

(5)
Due to the Company's "Loss before income taxes, as adjusted" in 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.6 billion to achieve a coverage ratio of 1:1.

(6)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $120.9 million to achieve a coverage ratio of 1:1.

(7)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $231.0 million to achieve a coverage ratio of 1:1.

(8)
Due to the Company's "Loss before income taxes, as adjusted" in 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $74.7 million to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends (In thousands, except ratios)